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Exhibit (a)(1)(xxi)

FOR IMMEDIATE RELEASE

DOVER INVESTMENTS CORPORATION ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION

San Francisco, CA.—February 4, 2005—Dover Investments Corporation ("Dover") (OTCBB: DOVRA and DOVRB) announced today that Dover Acquisition Corp. (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust (the "Trust"), successfully completed its cash tender offer for all outstanding shares of Class A Common Stock and all outstanding shares Class B Common Stock of Dover and that the Purchaser thereafter had been merged into Dover. As a result, the previously announced going private transaction led by the Trust has been completed. In addition, stockholders who tendered their shares of Dover to the Purchaser will be entitled to received $31.30 per share in cash for their shares and stockholders who did not tender, and who do not exercise appraisal rights, also will be entitled to receive $31.30 per share in cash for their shares.

This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.

Contact: Ms. Erika Kleczek, Dover Investments Corporation (415) 777-0414

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DOVER INVESTMENTS CORPORATION ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION